Mail Stop 7010

      August 2, 2005


Mr. Geoffrey S. Flagg
Chief Financial Officer
Rentech, Inc.
1331 17th Street, Suite 720
Denver, Colorado 80202-1557


      RE:	Form 10-K for the Fiscal Year Ended September 30, 2004
           		Forms 10-Q for the Fiscal Quarters Ended
December
31, 2004 and
                  March 31, 2005
             	File No. 0-19260


Dear Mr. Flagg:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Gus Rodriguez, Staff Accountant, at
(202) 551-3752 or, in his absence, to Scott Watkinson at (202)
551-
3741.


							Sincerely,



							Rufus Decker
							Accounting Branch Chief
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE